Exhibit 4.8

[English Summary of Original Hebrew Agreement]

The following is a summary of the terms of material provisions of Revolving Credit Facility Agreement governed by Israeli law (the “Agreement”) entered into on March 3, 2026 between Bank Hapoalim Ltd. (the “Lender”) and Wix.com Ltd. (the “Company”).

1.Facility Mechanics
•Amount: US$ 500 million (Five Hundred Million United States Dollars).
•Availability period: Any time between April 1, 2026 and March 31, 2027.
•Utilization & Tenor: The facility may be utilized in one or two separate term loans during the availability period. The tenor of each drawdown will be determined on the date of the withdrawal.
•Repayment: Interest is payable monthly. Principal is payable at the maturity of each loan withdrawal.
2.Pricing & Fees
•Interest Rate:
oFirst $400 million (Four Hundred Million United States Dollars): monthly SOFR + TFSI Basis Bid + 0.3%
oFinal $100 million (One Hundred Million United States Dollars): monthly SOFR + TFSI Basis Bid + 1.05%
•Calculation: Interest is calculated on the basis of actual days elapsed over a 360-day year.
•Commitment Fee: $30,000/month (paid until the final $100 million is drawn or cancelled). No other upfront fees.
•Default Interest: Fixed 8% (eight percent)
3.Covenants & Security
•Financial Covenant: Bank Debt to Free Cash Flow (FCF) ratio ≤ 2.0x.
o"Bank Debt" is defined in the Agreement as the outstanding bank credit balance not secured by full cash collateral (credit exposure on the Company), excluding lease liabilities, guarantees, rent obligations, intercompany debt, and credit secured by full deposits.
o"Free Cash Flow" is defined in the Agreement as cash flows from operating activities (as presented in the Company's financial statements) less capital expenditures, excluding one-time/non-recurring expenses.
•Collateral: The Company will: (i) maintain 1 billion NIS (One Billion New Israeli Shekels) in Treasury Bills (Makam) deposited with the Lender, that the Company has undertaken not to withdraw or otherwise dispose during the tenor; and (ii) maintain its existing US$ 120 million (One Hundred and Twenty Million United States Dollars) cash deposit with the Lender (both to be held in a designated account).
•Security: (i) Negative Floating Charge - the Company will not create a general floating charge on all or substantially all of the Company’s assets; and (ii) customary contractual and statutory rights of lien and set-off in favor of the Lender.
4.Flexibility (Prepayment & Cancellation)
•Cancellation: The Company may cancel the facility at any time upon seven days’ prior notice, without penalty.
•Early Repayment: The Company can repay any amount outstanding, at anytime, with 30 days' notice to the Lender, subject to payment of an early repayment fee based on the margin between the applicable interest on such part of the loan and the alternative standard interest of the Lender on deposits at the time of the repayment. A 1% penalty on the amount of such drawdown applies if the 30-day notice is not provided.
5.Events of Default
The Agreement contains customary events of default for a credit facility of this type, including: Non-payment; insolvency-related events; cross-default to other financial indebtedness above an agreed threshold; and material adverse effect (as defined in the Agreement).
Upon the occurrence of an event of default and subject to applicable law, the Lender may elect to terminate its commitments or cease making further loans, accelerate the outstanding loans and require immediate repayment.